As filed with the Securities and Exchange Commission on February 3, 2003.
Registration No. 333-96583

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to
FORM S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

RADIOSHACK CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	75-1047710
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

100 Throckmorton Street, Suite 1800,
Fort Worth, Texas 76102,
817-415-3700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

M. C. Hill, Esq.	Copies of Correspondence to:
Senior Vice President, Corporate Secretary and General Counsel RadioShack Corporation 100 Throckmorton Street, Suite 1800 Fort Worth, Texas 76102 817-415-3924	Dwight A. Kinsey, Esq. Satterlee Stephens Burke & Burke LLP 230 Park Avenue New York, New York 10169 212-818-9200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public:    From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462 (c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2) (3)

Common Stock, Par value $1 per share Preferred Share Purchase Rights (4)	225,000	$27.24	$6,129,000	$563.87

(1)
If, prior to the completion of the distribution of the Common Stock covered by this registration statement, additional shares of Common Stock are issued or issuable as a result of a stock split or stock dividend, this registration statement shall be deemed to cover such additional shares resulting from the stock split or stock dividend pursuant to Rule 416.

(2)
Calculated based upon the average of the high and low sale prices as reported by the New York Stock Exchange and published in the Wall Street Journal as of a date within five (5) business days prior to the date of filing this registration statement in accordance with Rule 457 (c).

(3)	Previously paid.
(4)
Represents corresponding right to purchase shares of RadioShack Series A Junior Participation Preferred Stock, no par value, pursuant to an Amended and Restated Rights Agreement dated July 26, 1999 between RadioShack Corporation and Bank Boston, N.A. now known as EquiServe Trust Company, N.A. We will issue one right to purchase one share of our series A Junior Participation Preferred Stock as a dividend on each share of our common stock being registered. The rights initially are attached to and trade with shares of our common stock being registered. Value attributable to these rights, if any, is reflected in the market price of our common stock.

The registrant hereby amends this registration statement on such date or dates as my be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED FEBRUARY 3, 2003
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Prospectus

Dealer/Franchisee Rewards Plan
Take Stock In RadioShack

The Dealer/Franchisee Rewards Plan, “Take Stock In RadioShack” of RadioShack Corporation provides our individual Dealer/Franchisees with an advantageous way to buy shares of our common stock. If Dealer/Franchisees maintain a minimum average of $50,000 of annual net purchases of our supplied products per retail location and do not show an annual decrease in net purchases of 5% or greater, then under the plan Dealer/Franchisees are automatically enrolled in the plan and awarded credits which allows them to purchase shares of our common stock. The number of credits to be awarded is based on the amount of annual net purchases of our supplied products and the percentage of increase of such purchases over the prior year. If a Dealer/Franchisee voluntarily elects to redeem credits by making a payment of $25.00 per credit toward the purchase of our common stock, we will contribute an additional amount towards such purchase equal to a percentage rate of either 40%, 60% or 80% of the $25.00 paid per credit redeemed, determined by the Dealer/Franchisee’s period of tenure with us.

See “ Risk Factors” on page 5 of this prospectus of certain risks you should consider in connection with an investment in our common stock.

The price of shares of common stock purchased under the plan will be equal to the closing price of shares of our common stock on the last trading day of February of the applicable calendar year. Our common stock is traded on the New York Stock Exchange under the symbol “RSH”. The last reported sale price for our common stock on [        , 2003] was [$       ] per share. This prospectus covers 225,000 shares of our common stock.

To the extent required by applicable law in certain jurisdictions, shares of our common stock offered under the plan will be offered through a broker-dealer selected by us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is ______, 2003

Unless otherwise specified, the information in this prospectus is as of _______, 2003. We anticipate that changes will occur in our affairs after that date. We have not authorized anyone to give any information or to make any representations, other than as contained in this prospectus, in connection with the offer contained in this prospectus. If anyone gives you any information or makes any representation in connection with this offer, you should not rely on it as information that we authorized. This prospectus does not constitute an offer to sell our common stock in any state or other jurisdiction where it is unlawful to make such an offer.

AVAILABLE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and its rules and regulations. The Exchange Act requires us to file reports, proxy statements and other information with the SEC. Copies of these reports, proxy statements and other information can be inspected and copied at:

SEC Public Reference Room
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of any material we have filed with the SEC by mail at prescribed rates from:

Public Reference Section
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549-0004

Finally, you may obtain these materials electronically by accessing the SEC’s home page on the Internet at:

http://www.sec.gov

Also, reports and other information concerning us are available for inspection and copying at:

New York Stock Exchange
20 Broad Street
New York, New York 10005

A registration statement on Form S-3 with respect to the shares offered hereby (together with any amendments, exhibits and schedules thereto) has been filed with the SEC under the Securities Act of 1933, as amended. This prospectus does not contain all of the information contained in such registration statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. For further information with respect to us and the shares offered hereby, reference is made to the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other documents are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document filed as an exhibit to the registration statement. The registration statement may be inspected without charge at the SEC’s principal office in Washington D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the SEC at the address set forth above, upon payment of prescribed fees.

We will promptly furnish, without charge, a copy of any and all of the information incorporated by reference in this prospectus upon your written or oral request to:

RadioShack Corporation
100 Throckmorton Street, Suite 1700
Fort Worth, Texas 76102
Telephone (817) 415-3022
Attention: Shareholder Services

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, which we previously filed with the SEC under Section 13 or 15 of the Exchange Act, are incorporated by reference into this prospectus:

RadioShack SEC Filings (File No. 1-5571)

1.	Annual Report on Form 10-K (filed March 29, 2002) for the twelve months ended December 31, 2001;

2.	Proxy Statement for the Annual Meeting of Stockholders held on May 16, 2002 (filed April 12, 2002);

3.	Quarterly Report on Form 10-Q (filed May 13, 2002) for the quarter ended on March 31, 2002;

4.	Form 8-K filed on July 16, 2002;

5.	Quarterly Report on Form 10-Q (filed August 13, 2002) for the quarter ended on June 30, 2002; and

6.	Quarterly Report on Form 10-Q (filed November 13, 2002) for the quarter ended on September 30, 2002.

In addition, we incorporate by reference the descriptions of our common stock and preferred stock purchase rights, which are contained in registration statement on Form 8-B, dated February 26, 1968, registration statement on Form 8-A, dated August 26, 1986, Amendment No. 1 on Form 8-A to registration statement on Form 8-A, dated July 11, 1988, Amendment No. 2 on Form 8-A to registration statement on Form 8-A, dated June 27, 1990 and Amendment No. 3 on Form 8-A to registration statement on Form 8-A, dated August 10, 1999 filed with the SEC, as updated in any amendment or report filed for such purpose.

Finally, we incorporate by reference in this prospectus all documents that we may file under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the filing of a post-effective amendment (which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold). Those documents are a part of this prospectus from the date of their filing and later information we file with the SEC will automatically update and supersede this information.

RADIOSHACK

We are a leading marketer of consumer electronics with a broad retail distribution system engaged in marketing products and services in such diverse technologies as audio, video, telephony and personal computers. We market products primarily in the United States. Our retail distribution system is comprised of the RadioShack store chain and our website. Through our company-owned stores, our independently owned Dealer/Franchisees and our website, we distribute private label and branded electronic parts and accessories, audio/visual equipment, direct-to-home satellite systems, personal computers, cellular, PCS and conventional telephones, as well as specialized services and products, such as scanners, electronic toys and hard to find accessories and batteries.

Our principal executive offices are located at 100 Throckmorton Street, Suite 1800, Fort Worth, Texas 76102. Our mailing address is 100 Throckmorton Street, Suite 1800, P.O. Box 17180, Fort Worth, Texas 76102 and our telephone number is (817) 415-3700.

RECENT DEVELOPMENTS

Sprint has recently decided to deactivate the accounts of customers that are not paying for services or are engaged in fraudulent activities. Additionally, Sprint announced that it will be tightening its ongoing credit screening requirements and payment options. We believe these activities will have no significant impact on our operations or on our ability to sell Sprint services or acquire new customers.

The recent West Coast longshoremen lockout had no significant impact on our operations nor were we advised of any significant impact affecting any of our suppliers.

We recently announced our fourth quarter earnings per share are likely to be lower than we originally anticipated as a result of weaker than expected performances in sales and gross margins of our wireless products and services, radio controlled toys, specialty batteries, and select home entertainment accessories. We also announced our fourth quarter 2002 sales decreased 1%, to $1.5 billion from $1.52 billion in the fourth quarter of 2001, while sales on a comparable store basis were up 2% for the fourth quarter of 2002 over the prior year’s fourth quarter.

In addition, we also announced we expect our earnings per share will grow, on an annual basis, 13% to 15% from 2003 to 2005. We indicated that we base this expectation on our belief that, annually, our sales will grow 2% to 3%, our gross margin will improve .7% to .8%, and we will purchase shares of our common stock through our previously announced share repurchase program. We stated we expect that our vendor and price initiatives will benefit our earnings per share by approximately $0.11 and that our anticipated growth in earnings per share will occur in part from these savings. Also, we indicated that we project that our free cash flow will be $215 million in 2003 and $235 million in 2004.

RISK FACTORS

You should consider the following risks in determining whether to purchase shares of our common stock under the plan. Please consider these factors along with the other information contained in this document, the Appendix, exhibits and the documents incorporated by reference.

Adverse changes in national or regional U.S. economic conditions could adversely affect our financial results.

We operate nationally with over 5,000 company owned stores and over 2,000 dealer/franchise outlets. Overall consumer confidence, consumer credit availability, recessionary trends and consumers’ disposable income and spending levels directly impact the volume of customer traffic and level of sales in our company owned stores and dealer/franchise outlets. Negative trends, whether national or regional in nature, in any of these economic conditions could adversely affect our financial results.

Our competition is both intense and varied and our failure to effectively compete could adversely affect our prospects.

In the retail consumer electronics marketplace, the level of competition is intense and we compete primarily with retail stores and also utilizes alternative methods and channels of distribution such as e-commerce, telephone shopping services and mail order. This marketplace can present us with difficulties in retaining existing customers, attracting new customers and maintaining our profit margins which can adversely affect our prospects.

We may be unable to successfully execute our merchandising and marketing strategic initiatives and our relationships with third party vendors and service providers.

We have undertaken a variety of strategic initiatives including our merchandising and product marketing strategic business units, participation in emerging sales channels, as well as our relationships with a number of third party vendors and service providers. If we fail to successfully execute these initiatives, our business could be adversely affected.

The consumer electronics marketplace is dynamic and challenging because of the introduction of new products and services.

New products and services and product features are constantly being introduced which can cause us operational difficulties because we may be unable to timely change our existing merchandise sales mix in order to meet these competitive pressures.

We have relationships with a number of third party vendors and service providers, which we may not be able to execute, maintain and operate profitably.

If we are unable to successfully execute, maintain and profitably operate our relationships with our vendors and third party service providers this could cause our financial performance and results of operations to be adversely affected.

The lack of availability of inventory could adversely affect our financial results

We source inventory, both domestically and internationally, which is subject to being affected by a number of factors, namely, supply and demand, labor unrest, the war on international terrorism and untimely deliveries. The occurrence of any one of these factors affecting the supply of our inventory could adversely impact our financial results.

TAKE STOCK IN RADIOSHACK PLAN

Advantages and features

Some of the advantages and features of the plan which are described in this prospectus are:

•
Our Dealer/Franchisees who satisfy all of the requirements of the plan are automatically enrolled as participants in the plan and awarded credits allowing them to purchase shares of our common stock by paying $25.00 per credit.

•
We will contribute an additional amount to the participant’s purchase of common stock equal to a percentage rate of either 40%, 60% or 80%, determined by the Dealer/Franchisee’s tenure with us, of the $25.00 paid per credit redeemed.

•	Participants obtain an ongoing ownership stake in our company.

•	Participants purchase common stock without incurring a brokerage fee or other transaction costs.

•	After purchase, participants will receive any cash dividends declared on common stock held.

•	Personal recordkeeping is simplified by the plan administrator’s issuance of statements indicating activity.

Plan administration

We, and persons we select to act as the plan administrator, administer the plan, keep records, send statements of account activity to participants and perform clerical duties related to the plan. The plan administrator will purchase all shares of common stock to be acquired under the plan directly from us. No open market purchase of common stock will be made for plan purposes.

All inquiries and instructions concerning the plan should be directed to:

RadioShack Corporation
100 Throckmorton Street, Suite 1700
Fort Worth, Texas 76102
Telephone: (817) 415-3022
Attention: Shareholder Services

Plan qualification

In order to qualify to buy common stock under the plan, a Dealer/Franchisee must satisfy all the following requirements:

•
A Dealer/Franchisee must have minimum average of annual net purchases of $50,000 of our supplied products per retail location and must not have an annual decrease of 5% or greater over the prior year in net purchases in order to be enrolled in the plan and awarded credits;

•
A Dealer/Franchisee must meet or exceed required levels of increases from the previous year in annual net purchases of our supplied products during the full calendar year as described in the Appendix attached to this prospectus;

•
A Dealer/Franchisee, on December 31 of each year must have been a continuous active Dealer/Franchisee as of January, and each month after that during that full calendar year and for each year thereafter, and be conducting an ongoing business and our records must reflect each of these facts;

•	A Dealer/Franchisee’s accounts payable to us must be current as of the time of purchase of common stock under the plan; and

•	A Dealer/Franchisee, at the time of purchase and issuance of common stock under the plan, must also continue to be an active Dealer/Franchisee.

The requirements to qualify to purchase common stock and to receive the percentage levels of contributions from us under the plan shall start and be measured as of January 1, 2003. For example, if an active Dealer/Franchisee has completed over five full years of continuous tenure with us, as of January 1, 2003, we would compare purchase levels during 2002 to 2003 and then contribute at the 80% level for each $25.00 paid per credit awarded and redeemed. For a Dealer/Franchisee who has completed less than five full years but more than three full years of continuous tenure with us we would make a similar comparison of purchase levels and then contribute at the 60% level for each $25.00 paid per credit awarded and redeemed. For Dealer/Franchisees who have completed less than three full years of continuous tenure with us we would, in this example, contribute at the 40% level for each $25.00 paid per credit awarded and redeemed.

Plan enrollment

No plan enrollment forms will be sent to Dealer/Franchisees. Dealer/Franchisees who are purchasing our products through our Dealer/Franchise division which are intended for resale are automatically enrolled as participants in the plan. This means that a Dealer/Franchisee is eligible to redeem credits under the plan by the payment of $25.00 per credit so long as that Dealer/Franchisee meets all of the terms and requirements of the plan. The decision whether to redeem all or a portion of the credits that may be earned by the payment of $25.00 per credit is entirely up to the participating Dealer/Franchisee. Any credits awarded for net purchases during any one calendar year and not utilized by the payment of $25.00 per credit towards the purchase of common stock will be canceled as of April 10 of the immediately following year.

We may elect not to permit a person to become a participant in the plan if that person lives in any jurisdiction or foreign country, where, in our judgment, the burden or expense of compliance with applicable state blue sky laws, securities laws or other requirements make participation improbable or inadvisable.

Purchasing common stock

Once a person is a participant in the plan he or she will be awarded credits valued at $25.00 each for purposes of the plan for achieving various levels of annual net purchases of products as described in the section entitled “Awarding credits” below. These credits may be applied toward the purchase of our common stock. The number of credits awarded at each required net purchase level of products will vary depending on the applicable percentage of annual product net purchase gain or loss from the previous year achieved by the retail location[s] owned by a participant. These credits shall be applied after the end of the applicable year by the plan administrator to the participant’s account maintained by the plan for each participant. If a participant elects under the plan to purchase our common stock, a participant may redeem the credits awarded by paying $25.00 per credit. Upon receipt of this payment we will contribute an additional amount to the purchase determined by multiplying the following applicable percentages times each $25.00 credit redeemed:

Period of Continuous Tenure as a RadioShack Dealer/Franchisee as of January 1, 2002	Amount of Contribution
Day one through three years	40% of $25.00 credit redeemed
Over three years through five years	60% of $25.00 credit redeemed
Over five years	80% of $25.00 credit redeemed

The whole number of shares of common stock resulting from the division of the closing price of our common stock on the last trading day in February of the applicable year into the value of the total number of credits awarded and redeemed by the payment of $25.00 per credit by a participant plus our contribution to a participant’s account will be sent to a participant on or about April 30 of the applicable year. For example, if a participant has been a Dealer/Franchisee for two years and has been awarded and redeems five credits by the payment of $25.00 per credit ($125.00), then our contribution will be an additional $50.00 (40% of the redeemed credits) for a total of $175.00 to be used towards the purchase of our common stock. Assuming, in this example that the closing price of common stock on the last trading day in February is $25.00 per share, a participant would receive seven shares of common stock. A Dealer/Franchisee may redeem all or only a portion of awarded credits, however unused or partial credits will not be carried forward. No partial or fractional shares of common stock will be issued. Under the plan all our matching contributions are used for the purchase of our shares and any cash represented by a fractional share is attributable to the cash payment made by a Dealer/Franchisee. If there is any excess cash payment as a result of a fractional share, the Dealer/Franchisee will always receive a cash refund equal to the value of the fractional share. We will never retain the cash value of any fractional share. There will be no other cash payments made to participants.

Continuous Tenure as a Dealer/Franchisee

If a Dealer/Franchisee at any time is not active with us for a period of three months or more and then resumes being an active Dealer/Franchisee, the period of continuous tenure will start over and, when again eligible to redeem credits under the plan, our contribution will be at 40%. Additionally, should a Dealer/Franchisee with a single store location sell the original store location and acquire a new store location, then regardless of the time period involved, the Dealer/Franchisee will start over and, when again eligible to redeem credits under the plan, our contribution level will be at 40%.

Awarding credits

To be awarded credits, the plan requires a minimum average of $50,000 of annual net purchases of products per retail location owned by a participant. “Net purchases” means the purchase of products supplied or billed from one of our warehouse/distribution centers, through our Dealer/Franchise division, to the Dealer/Franchisee, net of returns, credits for defective merchandise, and other credits. These net purchases shall be determined only from the year-end purchase/sale records of our Dealer/Franchise division. As net purchases increase (both in amount and as compared to the previous year) the number of credits awarded increases. The chart in the Appendix describes the credit award levels for both single and multiple locations. The plan has two award levels. A retail location with net purchases of less than $150,000 during a given calendar year and having an annual double digit net purchase gain over the previous year during that given calendar year will be awarded twice the number of credits as a similar retail location achieving an annual single digit gain in net purchases. Also, a retail location with net purchases of more than $150,000 during a given calendar year and achieving a 5% or greater increase in net purchases over the previous year during that given calendar year, will be awarded twice the amount of credits as a similar retail location achieving a gain in net purchases of 0% to 4.99% in a calendar year. All retail locations that show an annual decrease in net purchases of 5% or greater will not be awarded credits.

Multiple locations and new Dealer/Franchisees

If multiple retail locations are owned by a participant, and the average annual net purchases for all these locations equal at least $50,000 per location per calendar year, those net purchases will qualify to be awarded credits in order to be eligible to purchase common stock. Two retail locations require $100,000 of net purchases of products or an average of $50,000 per location in a calendar year. For example, should one location have $60,000 of net purchases of products and another location have $40,000 of net purchases in a calendar year both will qualify under the plan to be awarded credits. After reaching the minimum net purchase requirement, each $25,000 of net purchase increase would be awarded credits the same as a single retail location. If an existing Dealer/Franchisee (as of January of any calendar year) opens a new retail location (in addition to an existing location) at any time during the calendar year, and the average annual net purchases for all retail locations owned by that Dealer/Franchisee equal at least $50,000 per location, then the net purchases of the new location will qualify to be awarded credits. As shown on the chart in the Appendix, new Dealer/Franchisees who order, pay for, and receive Products as of January of any year will be eligible to qualify to be awarded Credits at the 0 to 9.99% purchase level for Net Purchases under $150,000 and at the 0 to 4.99% purchase level for Net Purchases over $150,000. New Dealer/Franchisees purchasing Products between February 1 and December 31 of a year will be eligible to qualify to be awarded Credits in the following year if they do not have a decrease of 5% or greater in Net Purchases in that following year.

Election and distribution of common stock

As promptly as practicable after the end of February of the applicable calendar year, but on or about March 10, the plan administrator will mail to each participant notice of the closing price of our common stock on the last trading day in February and an election and payment form as well as a statement of the amount, if any, of credits in the participant’s account. Should a participant elect to redeem credits in order to receive our contribution and acquire our common stock, a participant must complete the election form, enclose payment for the credits and deliver the form and payment to us not later than April 10 of the applicable year. Upon receipt of the election form and determining that good and sufficient funds have been received, we will distribute to each participant who qualifies under the plan the whole number of shares of common stock resulting from the division of the applicable closing price into the value of the total number of credits awarded, redeemed and paid for by a participant plus our contribution to a participant’s account. It is expected that shares of our common stock will be mailed to participants on or about April 30 of each year the plan is in effect.

Any credits awarded for net purchases during any one calendar year and not utilized to purchase common stock shall be canceled as of April 10 of the next year. Credits have no value outside of the plan and may not be sold, hypothecated, pledged, assigned or otherwise transferred.

Cash dividends

Declared cash dividends on common stock will not be applied to credits in a participant’s account. Participants will only be entitled to receive cash dividends declared by us after they become a record owner of common stock and remain a record owner on the dividend record date.

Voting of stock

Credits do not give participants any voting rights. When a participant becomes an owner of record of our common stock, they will have the voting rights accorded to owners of our common stock.

Changes in capitalization

In the event of a stock dividend, stock split, merger or recapitalization affecting the number of outstanding shares of our common stock, the number of credits applied to a participant’s account will not be adjusted.

Withdrawal – early payment

There are no early payment or withdrawal rights under the plan.

Beneficiary rights

There are no rights under the plan to designate a beneficiary of credits or otherwise gift, or pass by a will the right to receive credits or common stock under the plan.

Transfer; assignment

Neither the shares of common stock prior to the date the participant becomes the record owner of such shares nor any interest in the credits held under the plan shall be sold, transferred, assigned, alienated, pledged, or otherwise encumbered or disposed of in whole or in part, either directly, by operation of law, or otherwise. If any attempt is made by a participant to sell, transfer, assign, alienate, pledge, or otherwise encumber or dispose his or her interest in such shares of common stock prior to the date the participant becomes the record owner of such shares, or the credits, for his or her debts, liabilities in tort or contract, or otherwise, then we, in our sole discretion, may terminate the participant from the plan, and the participant shall have no further rights under the plan or in any credits including the right, if any, to purchase shares of our common stock thereunder.

Administration

The plan shall be administered by us as the plan administrator and our President or such other person or persons as may be designated by our President.

Our power and authority concerning the administration of the plan shall include, in addition to other powers, the following:

1.     Authorizing delivery of common stock;
2.     Making, amending and enforcing all appropriate rules and regulations for the administration of the plan; and
3.     Deciding or resolving any and all questions or disputes as may arise in connection with the plan.

Any determination, decision made by us or action we take concerning any question, dispute or disagreement arising out of or in connection with the construction, interpretation, administration and application of the plan and of its rules and regulations, shall lie within our absolute discretion and shall be final and binding upon all participants and any persons claiming any rights under the plan.

Limitation of participant’s rights

No participant nor any person claiming the participant’s rights shall have any right or interest in the plan that is not expressly granted.

Delivery in the event of death

In the event of the death of the participant, any delivery of common stock otherwise due under the terms of the plan shall be made to the heirs or the executor or administrator of the estate of the participant.

Notices, communication, delivery and identity

All notices, delivery of common stock and communications to a participant in connection with the plan shall be deemed to have been given, made or delivered when mailed with postage prepaid, or sent by overnight express delivery service, to the participant at the address last appearing on our records.

All notices, instructions or other communications by a participant to us in connection with the plan shall be deemed to have been given, made or delivered only when in fact received by us at:

100 Throckmorton Street
Suite 1700
Fort Worth, Texas 76102
Attention: Shareholder Services

The identity of a Dealer/Franchisee for all purposes under the plan shall be determined solely from the records of our Dealer/Franchise division.

Amendment, suspension or termination

We may amend, suspend or terminate the plan at any time or from time to time.

Cash refund

If, prior to the date a participant becomes the record owner of common stock under the plan, the plan is suspended or terminated or a participant terminates participation in the plan for any reason, any cash payment previously made by a participant shall be promptly refunded without any interest earned thereon.

Tax consequences of participation in the plan

The following is a discussion of the material federal income tax consequences under current law of the credits awarded, paid for and redeemed under the plan. Participants should also consult with their own tax advisor concerning the federal, state, local and other tax consequences of the redemption of credits and the ownership and disposition of the underlying securities.

A participant will not recognize taxable income upon the award of credits under the plan. Should a participant elect to redeem credits in order to receive our contribution and acquire common stock, the participant will recognize taxable income to the extent the fair market value of the common stock acquired exceeds the amount paid for the common stock by the participant not including our contribution. For purposes of determining the amount of taxable income recognized by the participant upon the acquisition of our common stock, the fair market value of our common stock shall be equal to the number of shares acquired by the participant multiplied by the average of the high and low sale prices of shares of common stock on the New York Stock Exchange on the date the shares are distributed to the participant. The taxable income recognized by the participant may not equal the company contribution due to possible fluctuations in the sale price of our common stock occurring from the last trading day in February (the valuation date for determining the share purchase price) and the date the shares are actually distributed to the participant.

The amount of taxable income generated upon the acquisition of our common stock by the participant, if any, will be determined by us and reported to the IRS on Form 1099-MISC, Miscellaneous Income. A copy of Form 1099-MISC will be provided to the participant in the year following the calendar year in which the stock is purchased. An exception to this reporting requirement is provided for taxable income recognized by participants which are incorporated.

For purposes of determining gain or loss on the subsequent disposition of our common stock acquired under the plan, the participant’s cost basis will be equal to the sum of the amount paid by the participant plus the amount of taxable income, if any, recognized upon the acquisition of the common stock. The difference, if any, between the sales price of the shares and the cost basis of the shares will be treated as a long-term or short-term capital gain or loss, depending upon whether or not the shares were sold more than one year after the date of acquisition.

The participant will also be subject to tax on the amount of any dividends earned with respect to common stock purchased under the plan. We will report to the IRS the amount of dividends paid to the participant on Form 1099-DIV, Dividend Income. A copy of Form 1099-DIV will also be provided to the participant in the year following the calendar year in which the dividends are paid. An exception to this reporting requirement is provided for dividends paid to participants which are corporations.

In the event taxable income recognized by a participant on the acquisition of our common stock is subject to U.S. Federal income tax withholding, the plan administrator will withhold the required amount of taxes and remit them to the appropriate taxing authority. Any withholding of tax required upon the issuance of common stock will be satisfied by withholding shares equal to the fair market value of the required withholding tax on the date of acquisition.

No rights as a stockholder

No participant will have the right to exercise any of the rights and privileges of a stockholder because of credits applied to a participant’s account under the plan.

Funds, common stock set aside for payment

We will not set aside monies or shares of our common stock or establish a trust or fund to assist in the delivery of our common stock. Participants and their personal representatives have rights under the plan no greater than our general unsecured creditors.

Limitation on liability

Neither we nor the plan administrator shall be liable for any act done in good faith or for any omission to act, including, without limitation, any claims of liability (a) concerning the prices of our common stock, or (b) for any fluctuation in the market value before or after purchase or sale of our common stock under the plan. Nothing in this plan shall take away any rights a participant might have under the Securities Act, or other applicable federal or state securities laws.

Governing law

The terms and conditions of the plan and its operation are governed by the laws of the State of Texas.

USE OF PROCEEDS

All purchases of common stock made under the plan will be made directly from us and sourced or fulfilled with common stock from our treasury stock. The plan or the broker-dealer will not make any open market purchases of common stock for plan purposes. The principal purpose of the plan is to provide our Dealer/Franchisees with shares of our common stock in order to align their interests with us and to motivate the Dealer/Franchisees to increase their purchases of our products. We will receive proceeds from these purchases and from the redemption of credits by participants made in connection with purchases of shares of our common stock under the plan. The proceeds from purchases of our common stock shall be used by us for general corporate purposes.

PLAN OF DISTRIBUTION

We will pay all costs, fees, brokers fees and commissions incurred by the plan and those related to the administration of the plan. Such costs and expenses are not expected to exceed $15,000.00. As described in the plan, shares of our common stock will be issued to Dealer/Franchisees from our treasury stock in exchange for credits earned and paid for by participants and our contribution. No open market purchases of common stock will be made for plan purposes. Plan administrators who are our full-time employees will offer shares under the plan on our behalf. None of these employees are registered broker-dealers and they receive no extra payment or compensation because of their administrative duties in connection with the plan. These administrative duties include sending written communications to Dealer/Franchisees on the awarded credits and other plan requirements, administering the processing of redemption of the credits and the payment for shares of our common stock, calculating the appropriate amount of our matching contribution and issuing and delivering the stock certificates to Plan participants in a timely manner. To the extent required by applicable law in certain jurisdictions, shares of our common stock offered under the plan will be offered through a broker-dealer selected by us.

LEGAL MATTERS

An opinion concerning the validity of the issuance of our shares of common stock has been rendered for us by Mark C. Hill, our Senior Vice President, Corporate Secretary and General Counsel. Mr. Hill beneficially owns or has rights to acquire under employee benefit plans, an aggregate of less than 1% of our shares of common stock.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of RadioShack Corporation for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

Appendix

Minimum Annual Purchases Required to Participate in the Take Stock in RadioShack Plan: $50,000 PER STORE Purchase Levels are tiered in $25,000 increments

STARTING AT THE $50,000 PURCHASE LEVEL

Purchase Levels	Credits Issued With a Net Purchase Decrease of Negative 0 to -4.99%	Credits Issued with a Net Purchase Gain of Positive 0 to 9.99%*	Credits Issued With a Net Purchase Gain of 10% or Greater

$50,000 TO $74,999	5	10	20
$75,000 TO $99,999	7	15	30
$100,000 TO $124,999	10	20	40
$125,000 TO $149,999	12	25	50

STARTING AT THE $150,000 PURCHASE LEVEL

Purchase Levels	Credits Issued With a Net Purchase Decrease of Negative 0 to -4.99%	Credits Issued with a Net Purchase Gain of Positive 0 to 4.99%*	Credits Issued With a Net Purchase Gain of 5% or Greater

$150,000 TO $174,999	15	30	60
$175,000 TO $199,999	17	35	70
$200,000 TO $224,999	20	40	80
$225,000 TO $249,999	22	45	90
$250,000 TO $274,999	25	50	100
$275,000 TO $299,999	27	55	110
$300,000 TO $324,999	30	60	120
$325,000 TO $349,999	32	65	130
$350,000 TO $374,999	35	70	140
$375,000 TO $399,999	37	75	150
$400,000 TO $424,999	40	80	160
$425,000 TO $449,999	42	85	170
$450,000 TO $474,999	45	90	180
$475,000 TO $499,999	47	95	190
$500,000 TO $524,999	50	100	200
$525,000 TO $549,999	52	105	210
$550,000 TO $574,999	55	110	220
$575,000 TO $599,999	57	115	230
$600,000 TO $624,999	60	120	240
$625,000 TO $649,999	62	125	250
$650,000 TO $674,999	65	130	260
$675,000 TO $699,999	67	135	270
$700,000 TO $724,999	70	140	280
$725,000 TO $749,999	72	145	290
$750,000 TO $774,999	75	150	300
$775,000 TO $799,999	77	155	310
$800,000 TO $824,999	80	160	320
$825,000 TO $849,999	82	165	330
$850,000 TO $874,999	85	170	340
$875,000 TO $899,999	87	175	350
$900,000 TO $924,999	90	180	360
$925,000 TO $949,999	92	185	370
$950,000 TO $974,999	95	190	380
$975,000 TO $999,999	97	195	390
$1,000,000 TO $1,024,999	100	200	400
$1,025,000 TO $1,049,999	102	205	410

Purchase Levels	Credits Issued With a Net Purchase Decrease of Negative 0 to -4.99%	Credits Issued* with a Net Purchase Gain of Positive 0 to 4.99%	Credits Issued With a Net Purchase Gain of 5% or Greater

$1,050,000 TO $1,074,999	105	210	420
$1,075,000 TO $1,099,999	107	215	430
$1,100,000 TO $1,124,999	110	220	440
$1,125,000 TO $1,149,999	112	225	450
$1,150,000 TO $1,174,999	115	230	460
$1,175,000 TO $1,199,999	117	235	470
$1,200,000 TO $1,224,999	120	240	480
$1,225,000 TO $1,249,999	122	245	490
$1,250,000 TO $1,274,999	125	250	500
$1,275,000 TO $1,299,999	127	255	510
$1,300,000 TO $1,324,999	130	260	520
$1,325,000 TO $1,349,999	132	265	530
$1,350,000 TO $1,374,999	135	270	540
$1,375,000 TO $1,399,999	137	275	550
$1,400,000 TO $1,424,999	140	280	560
$1,425,000 TO $1,449,999	142	285	570
$1,450,000 TO $1,474,999	145	290	580
$1,475,000 TO $1,499,999	147	295	590
$1,500,000 TO $1,524,999	150	300	600
$1,525,000 TO $1,549,999	152	305	610
$1,550,000 TO $1,574,999	155	310	620
$1,575,000 TO $1,599,999	157	315	630
$1,600,000 TO $1,624,999	160	320	640
$1,625,000 TO $1,649,999	162	325	650
$1,650,000 TO $1,674,999	165	330	660
$1,675,000 TO $1,699,999	167	335	670
$1,700,000 TO $1,724,999	170	340	680
$1,725,000 TO $1,749,999	172	345	690
$1,750,000 TO $1,774,999	175	350	700
$1,775,000 TO $1,799,999	177	355	710
$1,800,000 TO $1,824,999	180	360	720
$1,825,000 TO $1,849,999	182	365	730
$1,850,000 TO $1,874,999	185	370	740
$1,875,000 TO $1,899,999	187	375	750
$1,900,000 TO $1,924,999	190	380	760
$1,925,000 TO $1,949,999	192	385	770
$1,950,000 TO $1,974,999	195	390	780
$1,975,000 TO $1,999,999	197	395	790
$2,000,000 TO $2,024,999	200	400	800
$2,025,000 TO $2,049,999	202	405	810
$2,050,000 TO $2,074,999	205	410	820
$2,075,000 TO $2,099,999	207	415	830
$2,100,000 TO $2,124,999	210	420	840
$2,125,000 TO $2,149,999	212	425	850
$2,150,000 TO $2,174,999	215	430	860
$2,175,000 TO $2,199,999	217	435	870
$2,200,000 TO $2,224,999	220	440	880
$2,225,000 TO $2,249,999	222	445	890
$2,250,000 TO $2,274,999	225	450	900
$2,275,000 TO $2,299,999	227	455	910
$2,300,000 TO $2,324,999	230	460	920
$2,325,000 TO $2,349,999	232	465	930
$2,350,000 TO $2,374,999	235	470	940
$2,375,000 TO $2,399,999	237	475	950
$2,400,000 TO $2,424,999	240	480	960
$2,425,000 TO $2,449,999	242	485	970
$2,450,000 TO $2,474,999	245	490	980
$2,475,000 TO $2,499,999	247	495	990

Purchase Levels	Credit Issued With a Net Purchase Decrease of Negative 0 to -4.99%	Credits Issued* with a Net Purchase Gain of Positive 0 to 4.99%	Credits Issued With Ne Purchase Gain of 5% or Greater

$2,500,000 TO $2,524,999	250	500	1000
$2,525,000 TO $2,549,999	252	505	1010
$2,550,000 TO $2,574,999	255	510	1020
$2,575,000 TO $2,599,999	257	515	1030
$2,600,000 TO $2,624,999	260	520	1040
$2,625,000 TO $2,649,999	262	525	1050
$2,650,000 TO $2,674,999	265	530	1060
$2,675,000 TO $2,699,999	267	535	1070
$2,700,000 TO $2,724,999	270	540	1080
$2,725,000 TO $2,749,999	272	545	1090
$2,750,000 TO $2,774,999	275	550	1100
$2,775,000 TO $2,799,999	277	555	1110
$2,800,000 TO $2,824,999	280	560	1120
$2,825,000 TO $2,849,999	282	565	1130
$2,850,000 TO $2,874,999	285	570	1140
$2,875,000 TO $2,899,999	287	575	1150
$2,900,000 TO $2,924,999	290	580	1160
$2,925,000 TO $2,949,999	292	585	1170
$2,950,000 TO $2,974,999	295	590	1180
$2,975,000 TO $2,999,999	297	595	1190

* New Dealer/Franchisees who order, pay for, and receive Products as of January of any year will be eligible to qualify to be awarded Credits at the 0 to 9.99% purchase level for Net Purchases under $150,000 and at the 0 to 4.99% purchase level for Net Purchases over $150,000. New Dealer/Franchisees purchasing Products between February 1 and December 31 of a year will be eligible to qualify to be awarded Credits in the following year if they do not have a decrease of 5% or greater in Net Purchases in that following year.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM	14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The expenses of the offering are estimated as follows:

Expenses	Amount*
Securities and Exchange Commission registration fee	$563.87
Legal fees	$2,000.00
Printing and engraving expenses	$5,000.00
Accountants’ fees	$5,000.00
Blue sky and legal investment fees and expenses	$250.00
Miscellaneous expenses	$500.00

Total	$13,313.87

*The	first item is actual; the others are estimated

ITEM	15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The General Corporation Law of the State of Delaware contains, in Section 145, provisions relating to the indemnification of officers and directors. Article 14 of the bylaws of the Company contains provisions requiring indemnification by the Company of its directors and officers to the full extent permitted by law. These provisions extend to expenses reasonably incurred by the director or officer in defense or settlement of any such action or proceeding.

The board of directors of the Company has general authority to indemnify any officer or director against losses arising out of his or her service as such, unless prohibited by law. The Company carries insurance to cover potential costs of the foregoing indemnification of the Company’s officers and directors.

ITEM	16. EXHIBITS

Exhibit Number	Description of Exhibit

5.1	Legal Opinion of Mark C. Hill, Esq.

23.1	Consent of Independent Accountants

23.2	Consent of Mark C. Hill, Esq. (included in opinion filed as Exhibit 5).

24.1	Power of Attorney (included on the signature page previously filed).

Item 17.     Undertakings.

(a)     The Company hereby undertakes:

(1)     To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(i)      To include any prospectus required by Section 10 (a) (3) of the Securities Act of 1933;

(ii)     To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that the undertakings set forth in clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15 (d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)     For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)    The Company hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Company’s annual report pursuant to Section 13 (a) or Section 15 (d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Fort Worth, State of Texas, on the 3rd day of February, 2003.

RadioShack Corporation

By:	/s/ Michael D. Newman
Senior Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated on the 3rd day of February, 2003.

Signature	Title

* Leonard H. Roberts	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Michael D. Newman Michael D. Newman	Senior Vice President and Chief Financial Officer (Principal Financial Officer)

* David P. Johnson	Senior Vice President and Controller (Principal Accounting Officer)

* Frank J. Belatti	Director

* Ronald E. Elmquist	Director

* Richard J. Hernandez	Director

* Lawrence V. Jackson	Director

* Robert J. Kamerschen	Director

/s/ Michael D. Newman * By Michael D. Newman Attorney-in-Fact

* Lewis F. Kornfeld, Jr.	Director

* Jack L. Messman	Director

William G.Morton, Jr.	Director

* Thomas G. Plaskett	Director

* Alfred J. Stein	Director

* William E. Tucker	Director

* Edwina D. Woodbury	Director

/s/ Michael D. Newman * By Michael D. Newman Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

5.1	Legal Opinion of Mark C. Hill, Esq. *

23.1	Consent of Independent Accountants

23.2	Consent of Mark C. Hill, Esq. (included in opinion filed as Exhibit 5). *

24.1	Power of Attorney *

*	Previously filed